Exhibit 99.1

JD.COM ANNOUNCES FOURTH QUARTER AND FULL YEAR 2024 RESULTS,

AND ANNUAL DIVIDEND

Beijing, China—March 6, 2025—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company” or “JD.com”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months and the full year ended December 31, 2024 and an annual cash dividend for the year ended December 31, 2024.

Fourth Quarter and Full Year 2024 Highlights

•

Net revenues were RMB347.0 billion (US$[1]47.5 billion) for the fourth quarter of 2024, an increase of 13.4% from the fourth quarter of 2023. Net revenues were RMB1,158.8 billion (US$158.8 billion) for the full year of 2024, an increase of 6.8% from the full year of 2023.

•

Income from operations was RMB8.5 billion (US$1.2 billion) for the fourth quarter of 2024, compared to RMB2.0 billion for the fourth quarter of 2023. Operating margin was 2.4% for the fourth quarter of 2024, compared to 0.7% for the fourth quarter of 2023. Non-GAAP[2] income from operations was RMB10.5 billion (US$1.4 billion) for the fourth quarter of 2024, compared to RMB7.8 billion for the fourth quarter of 2023. Non-GAAP operating margin was 3.0% for the fourth quarter of 2024, compared to 2.5% for the fourth quarter of 2023. Income from operations was RMB38.7 billion (US$5.3 billion) for the full year of 2024, compared to RMB26.0 billion for the full year of 2023. Operating margin was 3.3% for the full year of 2024, compared to 2.4% for the full year of 2023. Non-GAAP income from operations was RMB44.0 billion (US$6.0 billion) for the full year of 2024, compared to RMB35.4 billion for the full year of 2023. Non-GAAP operating margin was 3.8% for the full year of 2024, compared to 3.3% for the full year of 2023.

•

Net income attributable to the Company’s ordinary shareholders was RMB9.9 billion (US$1.4 billion) for the fourth quarter of 2024, compared to RMB3.4 billion for the fourth quarter of 2023. Net margin attributable to the Company’s ordinary shareholders was 2.8% for the fourth quarter of 2024, compared to 1.1% for the fourth quarter of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB11.3 billion (US$1.5 billion) for the fourth quarter of 2024, compared to RMB8.4 billion for the fourth quarter of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 3.3% for the fourth quarter of 2024, compared to 2.7% for the fourth quarter of 2023. Net income attributable to the Company’s ordinary shareholders was RMB41.4 billion (US$5.7 billion) for the full year of 2024, compared to RMB24.2 billion for the full year of 2023. Net margin attributable to the Company’s ordinary shareholders was 3.6% for the full year of 2024, compared to 2.2% for the full year of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB47.8 billion (US$6.6 billion) for the full year of 2024, compared to RMB35.2 billion for the full year of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 4.1% for the full year of 2024, compared to 3.2% for the full year of 2023.

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024, which was RMB7.2993 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

•

Diluted net income per ADS was RMB6.47 (US$0.89) for the fourth quarter of 2024, an increase of 203.8% from RMB2.13 for the fourth quarter of 2023. Non-GAAP diluted net income per ADS was RMB7.42 (US$1.02) for the fourth quarter of 2024, an increase of 40.0% from RMB5.30 for the fourth quarter of 2023. Diluted net income per ADS was RMB26.86 (US$3.68) for the full year of 2024, an increase of 76.4% from RMB15.23 for the full year of 2023. Non-GAAP diluted net income per ADS was RMB31.07 (US$4.26) for the full year of 2024, an increase of 40.1% from RMB22.17 for the full year of 2023.

“We are pleased to report a strong quarter to close out 2024 amidst rebounding consumption. Our topline growth returned to double digits year-on-year, and bottom line also achieved healthy expansion. In addition, most of our product categories as well as key metrics such as our quarterly active users and shopping frequency saw strong double-digit growth year-on-year in Q4, reflecting our growing mindshare among consumers,” said Sandy Xu, Chief Executive Officer of JD.com. “We head into 2025 with more optimism, as consumption sentiment steadily picks up, and we continue to unlock high-quality growth potentials with our strong execution of strategic priorities.”

“In the fourth quarter, our total revenues increased by 13.4% year-on-year. The momentum was broad-based across multiple categories and revenue streams, reflecting positive macro consumption trends and JD’s expanding market share,” said Ian Su Shan, Chief Financial Officer of JD.com. “Our profitability also continued to rise year-on-year throughout 2024, driven by our optimization in cost and operating efficiency. As we are confident to head towards our long-term profitability target, we are excited to announce an increased annual cash dividend for 2024 which, alongside our on-going US$5.0 billion share repurchase program, further demonstrates JD’s commitment to shareholder return.”

Dividend Payment

The Company announced that its board of directors (the “Board”) approved an annual cash dividend for the year ended December 31, 2024 of US$0.5 per ordinary share, or US$1.0 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on April 8, 2025 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the dividend is expected to be approximately US$1.5 billion, as calculated on the current number of the Company’s total issued and outstanding shares, which may be subject to minor adjustment by the record date. The payment date is expected to be on or around April 23, 2025 and on or around April 29, 2025 for holders of ordinary shares and holders of ADSs, respectively.

Updates of Share Repurchase Program

The Company repurchased a total of approximately 255.3 million Class A ordinary shares (equivalent of 127.6 million ADSs) for a total of approximately US$3.6 billion during the year ended December 31, 2024. All of these ordinary shares were repurchased from both Nasdaq and the Hong Kong Stock Exchange pursuant to the Company’s share repurchase programs publicly announced. The total number of shares repurchased by the Company for the year ended December 31, 2024 amounted to approximately 8.1% of its ordinary shares outstanding as of December 31, 20233.

The Company has fully utilized the repurchase amount authorized under its US$3.0 billion share repurchase program announced in March 2024, with all of the 207 million Class A ordinary shares (equivalent of 104 million ADSs) repurchased under the program cancelled.

In addition, the Company adopted and announced a new share repurchase program (the “New Share Repurchase Program”) in August 2024. Pursuant to the New Share Repurchase Program effective from September 2024, the Company may repurchase up to US$5.0 billion worth of its shares (including ADSs) over the next 36 months through the end of August 2027.

Business Highlights

•	JD Retail:

In January 2025, JD.com announced comprehensive upgrades to its PLUS membership, introducing a “Lifestyle Service Package” that allows members to redeem PLUS credits for seven services, including home cleaning, laundry, car wash and delivery, among other things. JD PLUS members will also enjoy a new “180-Day Replacement over Repair” policy for self-operated electronics and home appliances products in cases of any quality defects. Additionally, the “Unlimited Free Shipping” service has been expanded to cover the self-operated offerings on JD NOW, the on-demand retail business of the Company.

•	JD Health:

In the fourth quarter of 2024, JD Health further boosted up its service offerings with the expansion of its “Express Test at Your Doorstep” program, safeguarding more people’s health during periods of high incidence of respiratory illnesses. As of the end of the quarter, JD Health had launched 149 express testing products, with the service available in 12 core cities in China, covering a total population of over 150 million.

•	JD Logistics:

During the 2024 JD Singles Day Grand Promotion, JD Logistics’s (“JDL’s”) express delivery business celebrated the first anniversary of its upgraded offerings in Hong Kong and Macau. It provides seamless door-to-door delivery and other differentiated services in the regions, such as night-time pickups and intra-city delivery within as fast as four hours, significantly improving the online shopping and shipping experience for local customers. This in turn drives JDL’s rapid order volume growth in the regions.

[3]	The number of ordinary shares outstanding as of December 31, 2023 was approximately 3,138 million shares.

In the fourth quarter of 2024, JDL further outlined its overseas roadmap. In particular, it will drive simultaneous progress of building its global warehouse network, air freight network, and express delivery capabilities. These efforts will enable JDL to provide integrated supply chain solutions to overseas customers, China-based brands expanding overseas, and cross-border merchants, driving toward the ultimate in delivering hassle-free and efficient supply chain logistics services globally.

Environment, Social and Governance

•

JD.com has been committed to providing admirable, fulfilling, and rewarding job opportunities for its workforce from day one. As of December 31, 2024, over 1,200 frontline employees have retired from JDL, with roles spanning from couriers to sorters, freight drivers and others from across China. These retirees have received comprehensive retirement benefits including elderly care, medical treatment, and injury compensation, and headed to post-career lives with safeguards.

•

As a testament to JD.com’s unwavering commitment to creating more jobs and making contribution to the society, the Company’s total expenditure for human resources, including both its own employees and external personnel who work for the Company, amounted to RMB116.1 billion for the year ended December 31, 2024. The Company’s total number of employees was approximately 570,000 as of December 31, 2024. Together with the Company’s part-time staff and interns, as well as the personnel of the Company’s affiliates, the total personnel under the JD Ecosystem[4] was approximately 670,000.

•

In January 2025, JDL’s independently developed MRV-T digital carbon reduction technology (carbon footprint monitoring, reporting, verification, and tracking) was included in the “Green Technology Promotion Catalogue (2024 Edition)” issued by the National Development and Reform Commission and other authorities, the only green technology that won the honor in the logistics industry with a focus on environmental sustainability.

[4]

JD Ecosystem is a closely integrated business network providing comprehensive service for customers and comprises the Company and certain affiliates who share the “JD” brand name, currently including Jingdong Technology Holding Co., Ltd. and Allianz Jingdong General Insurance Company Ltd..

Fourth Quarter 2024 Financial Results

Net Revenues. Net revenues increased by 13.4% to RMB347.0 billion (US$47.5 billion) for the fourth quarter of 2024 from RMB306.1 billion for the fourth quarter of 2023. Net product revenues increased by 14.0%, while net service revenues increased by 10.8% for the fourth quarter of 2024, compared to the fourth quarter of 2023.

Cost of Revenues. Cost of revenues increased by 11.9% to RMB293.9 billion (US$40.3 billion) for the fourth quarter of 2024 from RMB262.6 billion for the fourth quarter of 2023.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 16.4% to RMB20.1 billion (US$2.8 billion) for the fourth quarter of 2024 from RMB17.3 billion for the fourth quarter of 2023. Fulfillment expenses as a percentage of net revenues was 5.8% for the fourth quarter of 2024, compared to 5.6% for the fourth quarter of 2023.

Marketing Expenses. Marketing expenses increased by 28.4% to RMB16.8 billion (US$2.3 billion) for the fourth quarter of 2024 from RMB13.1 billion for the fourth quarter of 2023. Marketing expenses as a percentage of net revenues was 4.9% for the fourth quarter of 2024, compared to 4.3% for the fourth quarter of 2023, primarily due to the increased spending in promotion activities.

Research and Development Expenses. Research and development expenses increased by 1.0% to RMB4.4 billion (US$0.6 billion) for the fourth quarter of 2024 from RMB4.3 billion for the fourth quarter of 2023. Research and development expenses as a percentage of net revenues was 1.3% for the fourth quarter of 2024, compared to 1.4% for the fourth quarter of 2023.

General and Administrative Expenses. General and administrative expenses increased by 3.3% to RMB2.5 billion (US$0.3 billion) for the fourth quarter of 2024 from RMB2.4 billion for the fourth quarter of 2023. General and administrative expenses as a percentage of net revenues was 0.7% for the fourth quarter of 2024, compared to 0.8% for the fourth quarter of 2023.

Income from Operations and Non-GAAP Income from Operations. Income from operations increased by 319.3% to RMB8.5 billion (US$1.2 billion) for the fourth quarter of 2024 from RMB2.0 billion for the fourth quarter of 2023. Operating margin was 2.4% for the fourth quarter of 2024, compared to 0.7% for the fourth quarter of 2023. Non-GAAP income from operations increased by 34.4% to RMB10.5 billion (US$1.4 billion) for the fourth quarter of 2024 from RMB7.8 billion for the fourth quarter of 2023. Non-GAAP operating margin was 3.0% for the fourth quarter of 2024, compared to 2.5% for the fourth quarter of 2023. Operating margin of JD Retail before unallocated items for the fourth quarter of 2024 was 3.3%, compared to 2.6% for the fourth quarter of 2023.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 29.7% to RMB12.5 billion (US$1.7 billion) for the fourth quarter of 2024 from RMB9.7 billion for the fourth quarter of 2023. Non-GAAP EBITDA margin was 3.6% for the fourth quarter of 2024, compared to 3.2% for the fourth quarter of 2023.

Others, net. “Others, net” was a gain of RMB3.5 billion (US$0.5 billion) for the fourth quarter of 2024, compared to a gain of RMB1.7 billion for the fourth quarter of 2023, the variance was primarily due to fluctuations in investment gains or losses from equity investments.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders increased by 190.8% to RMB9.9 billion (US$1.4 billion) for the fourth quarter of 2024 from RMB3.4 billion for the fourth quarter of 2023. Net margin attributable to the Company’s ordinary shareholders was 2.8% for the fourth quarter of 2024, compared to 1.1% for the fourth quarter of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders increased by 34.2% to RMB11.3 billion (US$1.5 billion) for the fourth quarter of 2024 from RMB8.4 billion for the fourth quarter of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 3.3% for the fourth quarter of 2024, compared to 2.7% for the fourth quarter of 2023.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS increased by 203.8% to RMB6.47 (US$0.89) for the fourth quarter of 2024 from RMB2.13 for the fourth quarter of 2023. Non-GAAP diluted net income per ADS increased by 40.0% for the fourth quarter of 2024 to RMB7.42 (US$1.02) from RMB5.30 for the fourth quarter of 2023.

Cash Flow and Working Capital

As of December 31, 2024, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB241.4 billion (US$33.1 billion), compared to RMB197.7 billion as of December 31, 2023. For the fourth quarter of 2024, free cash flow of the Company was as follows:

	For the three months ended
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	19,613	24,891	3,410
Add: Impact from consumer financing receivables included in the operating cash flow	251	1,243	170
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(4,596)	(875)	(120)
Other capital expenditures*	(1,969)	(1,789)	(245)

Free cash flow	13,299	23,470	3,215

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB12.5 billion (US$1.7 billion) for the fourth quarter of 2024, consisting primarily of net cash paid for purchase of time deposits and wealth management products, cash paid for equity investments, and cash paid for capital expenditures.

Net cash used in financing activities was RMB2.8 billion (US$0.4 billion) for the fourth quarter of 2024, consisting primarily of net repayment of borrowings.

Full Year 2024 Financial Results

Net Revenues. Net revenues increased by 6.8% to RMB1,158.8 billion (US$158.8 billion) for the full year of 2024 from RMB1,084.7 billion for the full year of 2023. Net product revenues increased by 6.5%, while net service revenues increased by 8.1% for the full year of 2024, compared to the full year of 2023.

Cost of Revenues. Cost of revenues increased by 5.4% to RMB975.0 billion (US$133.6 billion) for the full year of 2024 from RMB925.0 billion for the full year of 2023.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 9.1% to RMB70.4 billion (US$9.6 billion) for the full year of 2024 from RMB64.6 billion for the full year of 2023. Fulfillment expenses as a percentage of net revenues was 6.1% for the full year of 2024, compared to 6.0% for the full year of 2023.

Marketing Expenses. Marketing expenses increased by 19.5% to RMB48.0 billion (US$6.6 billion) for the full year of 2024 from RMB40.1 billion for the full year of 2023. Marketing expenses as a percentage of net revenues was 4.1% for the full year of 2024, compared to 3.7% for the full year of 2023, primarily due to the increased spending in promotion activities.

Research and Development Expenses. Research and development expenses increased by 3.9% to RMB17.0 billion (US$2.3 billion) for the full year of 2024 from RMB16.4 billion for the full year of 2023. Research and development expenses as a percentage of net revenues remained stable of 1.5% for the full year of 2024 and 2023.

General and Administrative Expenses. General and administrative expenses decreased by 8.5% to RMB8.9 billion (US$1.2 billion) for the full year of 2024 from RMB9.7 billion for the full year of 2023. General and administrative expenses as a percentage of net revenues was 0.8% for the full year of 2024, compared to 0.9% for the full year of 2023.

Income from Operations and Non-GAAP Income from Operations. Income from operations increased by 48.8% to RMB38.7 billion (US$5.3 billion) for the full year of 2024 from RMB26.0 billion for the full year of 2023. Operating margin was 3.3% for the full year of 2024, compared to 2.4% for the full year of 2023. Non-GAAP income from operations increased by 24.2% to RMB44.0 billion (US$6.0 billion) for the full year of 2024 from RMB35.4 billion for the full year of 2023. Non-GAAP operating margin was 3.8% for the full year of 2024, compared to 3.3% for the full year of 2023. Operating margin of JD Retail before unallocated items was 4.0% for the full year of 2024, compared to 3.8% for the full year of 2023.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 22.3% to RMB51.9 billion (US$7.1 billion) for the full year of 2024 from RMB42.5 billion for the full year of 2023. Non-GAAP EBITDA margin was 4.5% for the full year of 2024, compared to 3.9% for the full year of 2023.

Others, net. “Others, net” was a gain of RMB13.4 billion (US$1.8 billion) for the full year of 2024, compared to a gain of RMB7.5 billion for the full year of 2023, the variance was primarily due to fluctuations in investment gains or losses from equity investments.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders increased by 71.1% to RMB41.4 billion (US$5.7 billion) for the full year of 2024 from RMB24.2 billion for the full year of 2023. Net margin attributable to the Company’s ordinary shareholders was 3.6% for the full year of 2024, compared to 2.2% for the full year of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders increased by 35.9% to RMB47.8 billion (US$6.6 billion) for the full year of 2024 from RMB35.2 billion for the full year of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 4.1% for the full year of 2024, compared to 3.2% for the full year of 2023.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS increased by 76.4% to RMB26.86 (US$3.68) for the full year of 2024 from RMB15.23 for the full year of 2023. Non-GAAP diluted net income per ADS increased by 40.1% for the full year of 2024 to RMB31.07 (US$4.26) from RMB22.17 for the full year of 2023.

Cash Flow and Working Capital

For the full year of 2024, free cash flow of the Company was as follows:

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	59,521	58,095	7,959
Less: Impact from consumer financing receivables included in the operating cash flow	(492)	(132)	(18)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(12,117)	(7,286)	(998)
Other capital expenditures*	(6,261)	(6,937)	(951)

Free cash flow	40,651	43,740	5,992

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB0.9 billion (US$0.1 billion) for the full year of 2024, consisting primarily of cash paid for capital expenditures and cash paid for equity investments, partially offset by net cash received from maturity of time deposits and wealth management products.

Net cash used in financing activities was RMB21.0 billion (US$2.9 billion) for the full year of 2024, consisting primarily of cash paid for repurchase of ordinary shares and dividends, partially offset by net proceeds from issuance of convertible senior notes.

Supplemental Information

From the first quarter of 2024, the Company started to report three segments, JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by the chief operating decision maker of the Company under its ongoing operating strategies. JD Retail, including JD Health and JD Industrials, among other components, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include Dada, JD Property, Jingxi and overseas businesses.

The table below sets forth the segment operating results, with prior periods segment information retrospectively recast to conform to the current period presentation:

	For the three months ended			For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	267,646	307,055	42,066	945,343	1,015,948	139,184
JD Logistics	47,201	52,097	7,137	166,625	182,837	25,049
New Businesses	6,781	4,681	642	26,617	19,157	2,625
Inter-segment eliminations*	(15,551)	(16,847)	(2,308)	(53,923)	(59,123)	(8,100)

Total consolidated net revenues	306,077	346,986	47,537	1,084,662	1,158,819	158,758

Operating income/(loss):
JD Retail	6,937	10,036	1,375	35,925	41,077	5,628
JD Logistics	1,330	1,824	250	1,005	6,317	865
New Businesses	(795)	(885)	(121)	(329)	(2,865)	(393)
Including: gain on sale of development properties	802	1,527	209	2,283	1,527	209
Impairment of long-lived assets	(1,123)	(1,027)	(141)	(1,123)	(1,027)	(141)

Total segment operating income	7,472	10,975	1,504	36,601	44,529	6,100
Unallocated items**	(5,447)	(2,484)	(341)	(10,576)	(5,793)	(793)

Total consolidated operating income	2,025	8,491	1,163	26,025	38,736	5,307

YoY% change of net revenues:
JD Retail	3.4%	14.7%		1.7%	7.5%
JD Logistics	9.7%	10.4%		21.3%	9.7%
New Businesses	(8.9)%	(31.0)%		(10.7)%	(28.0)%
Operating margin:
JD Retail	2.6%	3.3%		3.8%	4.0%
JD Logistics	2.8%	3.5%		0.6%	3.5%
New Businesses	(11.7)%	(18.9)%		(1.2)%	(15.0)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended
	December 31, 2023	December 31, 2024	December 31, 2024	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	150,353	174,149	23,858	15.8%
General merchandise revenues	96,148	106,829	14,636	11.1%

Net product revenues	246,501	280,978	38,494	14.0%
Marketplace and marketing revenues	23,626	26,634	3,649	12.7%
Logistics and other service revenues	35,950	39,374	5,394	9.5%

Net service revenues	59,576	66,008	9,043	10.8%

Total net revenues	306,077	346,986	47,537	13.4%

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	538,799	564,982	77,402	4.9%
General merchandise revenues	332,425	363,025	49,734	9.2%

Net product revenues	871,224	928,007	127,136	6.5%
Marketplace and marketing revenues	84,726	90,111	12,345	6.4%
Logistics and other service revenues	128,712	140,701	19,277	9.3%

Net service revenues	213,438	230,812	31,622	8.1%

Total net revenues	1,084,662	1,158,819	158,758	6.8%

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on March 6, 2025, (8:00 pm, Beijing/Hong Kong Time on March 6, 2025) to discuss its financial results for the three months and the full year ended December 31, 2024.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10044957-x2nu4z.html

CONFERENCE ID: 10044957

A telephone replay will be available for one week until March 13, 2025. The dial-in details are as follows:

US:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong:	800-930-639
Mainland China:	400-120-9216
Passcode:	10044957

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and long-lived assets. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, long-lived assets and investments, gain on sale of development properties and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of related sales proceeds. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets, land use rights and asset acquisitions. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards as determined under the treasury stock method and convertible senior notes. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	71,892	108,350	14,844
Restricted cash	7,506	7,366	1,009
Short-term investments	118,254	125,645	17,213
Accounts receivable, net (including consumer financing receivables of RMB2.3 billion and RMB2.0 billion as of December 31, 2023 and December 31, 2024, respectively)(1)	20,302	25,596	3,507
Advance to suppliers	2,753	7,619	1,044
Inventories, net	68,058	89,326	12,238
Prepayments and other current assets	15,639	15,951	2,185
Amount due from related parties	2,114	4,805	658
Assets held for sale	1,292	2,040	279

Total current assets	307,810	386,698	52,977

Non-current assets
Property, equipment and software, net	70,035	82,737	11,335
Construction in progress	9,920	6,164	845
Intangible assets, net	6,935	7,793	1,068
Land use rights, net	39,563	36,833	5,046
Operating lease right-of-use assets	20,863	24,532	3,361
Goodwill	19,980	25,709	3,522
Investment in equity investees	56,746	56,850	7,788
Marketable securities and other investments	80,840	59,370	8,134
Deferred tax assets	1,744	2,459	337
Other non-current assets	14,522	9,089	1,245

Total non-current assets	321,148	311,536	42,681

Total assets	628,958	698,234	95,658

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	5,034	7,581	1,039
Accounts payable	166,167	192,860	26,422
Advance from customers	31,625	32,437	4,443
Deferred revenues	2,097	2,097	287
Taxes payable	7,313	9,487	1,300
Amount due to related parties	1,620	1,367	187
Accrued expenses and other current liabilities	43,533	45,985	6,300
Operating lease liabilities	7,755	7,606	1,042
Liabilities held for sale	506	101	14

Total current liabilities	265,650	299,521	41,034

Non-current liabilities
Deferred revenues	964	502	69
Unsecured senior notes	10,411	24,770	3,393
Deferred tax liabilities	9,267	9,498	1,301
Long-term borrowings	31,555	31,705	4,344
Operating lease liabilities	13,676	18,106	2,481
Other non-current liabilities	1,055	835	114

Total non-current liabilities	66,928	85,416	11,702

Total liabilities	332,578	384,937	52,736

MEZZANINE EQUITY	614	484	66

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 3,188 million shares issued(2) and 2,903 million shares outstanding as of December 31, 2024)	231,858	239,347	32,791
Non-controlling interests	63,908	73,466	10,065

Total shareholders’ equity	295,766	312,813	42,856

Total liabilities, mezzanine equity and shareholders’ equity	628,958	698,234	95,658

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

(2)

The number of ordinary shares issued as of February 28, 2025 was 2,981 million, with all of the 207 million Class A ordinary shares (equivalent of 104 million ADSs) repurchased under the US$3.0 billion share repurchase program announced in March 2024 cancelled.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	246,501	280,978	38,494	871,224	928,007	127,136
Net service revenues	59,576	66,008	9,043	213,438	230,812	31,622

Total net revenues	306,077	346,986	47,537	1,084,662	1,158,819	158,758

Cost of revenues	(262,575)	(293,869)	(40,260)	(924,958)	(974,951)	(133,568)
Fulfillment	(17,283)	(20,121)	(2,757)	(64,558)	(70,426)	(9,648)
Marketing	(13,110)	(16,832)	(2,306)	(40,133)	(47,953)	(6,570)
Research and development	(4,341)	(4,384)	(601)	(16,393)	(17,031)	(2,333)
General and administrative	(2,377)	(2,455)	(336)	(9,710)	(8,888)	(1,218)
Impairment of goodwill	(3,143)	(799)	(109)	(3,143)	(799)	(109)
Impairment of long-lived assets	(2,025)	(1,562)	(214)	(2,025)	(1,562)	(214)
Gain on sale of development properties	802	1,527	209	2,283	1,527	209

Income from operations(3)(4)	2,025	8,491	1,163	26,025	38,736	5,307

Other income/(expenses)
Share of results of equity investees	497	556	76	1,010	2,327	319
Interest expense	(927)	(926)	(127)	(2,881)	(2,896)	(397)
Others, net(5)	1,711	3,493	479	7,496	13,371	1,832

Income before tax	3,306	11,614	1,591	31,650	51,538	7,061
Income tax expenses	(1,394)	(750)	(103)	(8,393)	(6,878)	(943)

Net income	1,912	10,864	1,488	23,257	44,660	6,118

Net income/(loss) attributable to non-controlling interests shareholders	(1,477)	1,010	138	(910)	3,301	452

Net income attributable to the Company’s ordinary shareholders	3,389	9,854	1,350	24,167	41,359	5,666

Net income per share:
Basic	1.08	3.39	0.47	7.69	13.83	1.90
Diluted	1.07	3.23	0.44	7.61	13.43	1.84
Net income per ADS:
Basic	2.15	6.79	0.93	15.37	27.67	3.79
Diluted	2.13	6.47	0.89	15.23	26.86	3.68

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
(3) Includes share-based compensation as follows:
Cost of revenues	(34)	(26)	(4)	(133)	(80)	(11)
Fulfillment	(127)	(115)	(16)	(697)	(424)	(58)
Marketing	(96)	(50)	(7)	(426)	(273)	(37)
Research and development	(169)	(88)	(12)	(859)	(599)	(82)
General and administrative	(554)	(517)	(70)	(2,689)	(1,623)	(223)

Total	(980)	(796)	(109)	(4,804)	(2,999)	(411)

(4) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(103)	(72)	(10)	(414)	(288)	(39)
Marketing	(221)	(229)	(31)	(880)	(903)	(123)
Research and development	(66)	(53)	(7)	(305)	(205)	(28)
General and administrative	(32)	—	—	(128)	(64)	(9)

Total	(422)	(354)	(48)	(1,727)	(1,460)	(199)

(5) “Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); and other non-operating income/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	8,415	11,294	1,547	35,200	47,827	6,552
Weighted average number of shares:
Basic	3,147	2,903	2,903	3,144	2,990	2,990
Diluted	3,166	3,041	3,041	3,171	3,076	3,076
Non-GAAP net income per share:
Basic	2.67	3.89	0.53	11.20	16.00	2.19
Diluted	2.65	3.71	0.51	11.08	15.53	2.13
Non-GAAP net income per ADS:
Basic	5.35	7.78	1.07	22.39	31.99	4.38
Diluted	5.30	7.42	1.02	22.17	31.07	4.26

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	19,613	24,891	3,410	59,521	58,095	7,959
Net cash used in investing activities	(63,072)	(12,483)	(1,710)	(59,543)	(871)	(119)
Net cash used in financing activities	(745)	(2,784)	(381)	(5,808)	(21,004)	(2,877)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(213)	1,136	155	125	98	13

Net (decrease)/increase in cash, cash equivalents and restricted cash	(44,417)	10,760	1,474	(5,705)	36,318	4,976
Cash, cash equivalents, and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	123,868	104,956	14,379	85,156	79,451	10,884
Less: Cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	—	(2)	— *	(41)	(53)	(7)

Cash, cash equivalents, and restricted cash at beginning of period	123,868	104,954	14,379	85,115	79,398	10,877

Cash, cash equivalents, and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	79,451	115,716	15,853	79,451	115,716	15,853
Less: Cash, cash equivalents, and restricted cash classified within assets held for sale at end of period	(53)	— *	— *	(53)	— *	— *

Cash, cash equivalents and restricted cash at end of period	79,398	115,716	15,853	79,398	115,716	15,853

Net cash provided by operating activities	19,613	24,891	3,410	59,521	58,095	7,959
Add/(Less): Impact from consumer financing receivables included in the operating cash flow	251	1,243	170	(492)	(132)	(18)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(4,596)	(875)	(120)	(12,117)	(7,286)	(998)
Other capital expenditures	(1,969)	(1,789)	(245)	(6,261)	(6,937)	(951)

Free cash flow	13,299	23,470	3,215	40,651	43,740	5,992

*	Absolute value is less than RMB1 million or US$1 million.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	59.5	69.8	74.0	52.8	58.1
Free cash flow – TTM	40.7	50.6	55.6	33.6	43.7
Inventory turnover days(6) – TTM	30.3	29.0	29.8	30.4	31.5
Accounts payable turnover days(7) – TTM	53.2	51.8	57.0	57.5	58.6
Accounts receivable turnover days(8) – TTM	5.6	5.4	5.7	5.8	5.9

(6)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	2,025	8,491	1,163	26,025	38,736	5,307
Add: Share-based compensation	980	796	109	4,804	2,999	411
Add: Amortization of intangible assets resulting from assets and business acquisitions	309	241	33	1,281	1,010	137
Add: Effects of business cooperation arrangements	113	113	15	446	450	62
Reversal of: Gain on sale of development properties	(802)	(1,527)	(209)	(2,283)	(1,527)	(209)
Add: Impairment of goodwill and long-lived assets	5,168	2,361	323	5,168	2,361	323

Non-GAAP income from operations	7,793	10,475	1,434	35,441	44,029	6,031

Add: Depreciation and other amortization	1,868	2,054	281	7,011	7,894	1,083

Non-GAAP EBITDA	9,661	12,529	1,715	42,452	51,923	7,114

Total net revenues	306,077	346,986	47,537	1,084,662	1,158,819	158,758
Non-GAAP operating margin	2.5%	3.0%		3.3%	3.8%

Non-GAAP EBITDA margin	3.2%	3.6%		3.9%	4.5%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s ordinary shareholders	3,389	9,854	1,350	24,167	41,359	5,666
Add: Share-based compensation	744	649	89	3,817	2,429	333
Add: Amortization of intangible assets resulting from assets and business acquisitions	144	116	16	669	458	63
Add: Reconciling items on the share of equity method investments(9)	69	563	77	1,071	1,227	168
Add: Impairment of goodwill, long-lived assets, and investments	4,430	2,971	406	6,202	5,667	775
Add/(Reversal of): Loss/(Gain) from fair value change of long-term investments	453	(611)	(83)	848	(1,083)	(148)
Reversal of: Gain on sale of development properties	(601)	(1,145)	(157)	(1,721)	(1,145)	(157)
Reversal of: Gain on disposals/deemed disposals of investments and others	(71)	(574)	(78)	(126)	(853)	(117)
Add: Effects of business cooperation arrangements	113	113	15	446	450	62
Reversal of: Tax effects on non-GAAP adjustments	(255)	(642)	(88)	(173)	(682)	(93)

Non-GAAP net income attributable to the Company’s ordinary shareholders	8,415	11,294	1,547	35,200	47,827	6,552

Total net revenues	306,077	346,986	47,537	1,084,662	1,158,819	158,758
Non-GAAP net margin attributable to the Company’s ordinary shareholders	2.7%	3.3%		3.2%	4.1%

(9)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.